SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   |_|         Yes               |X|      No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated January 26, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ELBIT SYSTEMS LTD.
                                           (Registrant)

                                           By: /s/ Ilan Pacholder
                                               ---------------------------------
                                           Name:  Ilan Pacholder
                                           Title:  Corporate Secretary

Dated:  January 26, 2005

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                                  EXHIBIT INDEX
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    Exhibit No.            Description
    -----------            -----------

    1.                     Press Release dated January 26, 2005.

                                    EXHIBIT 1

ELBIT SYSTEMS' U.S. SUBSIDIARY'S "ENHANCED VISION SYSTEM" AWARDED NEW CONTRACT BY GULFSTREAM ESTIMATED AT $20 MILLION

            EVS To Be Installed On All Gulfstream Large Cabin Models

Haifa, Israel, January 26 2005 - Elbit Systems Ltd. (NasdaqNM: ESLT), announced that its US subsidiary has been awarded a follow-on contract to supply Enhanced Vision Systems (EVS) to Gulfstream for all their large cabin aircraft models. The multi-year contract IS valued at approximately $20 million.

The EVS will be installed on the top of the line Gulfstream G450 and ultra long range G550 as production standard items. The system will also be available as optional equipment on the Gulfstream G300, G350, G400 and G500.

President and CEO of Elbit Systems Joseph Ackerman commented, "We are very pleased with the continued development of the EVS as a leading system for enhanced safety and improved performance of commercial aircraft and are happy that Gulfstream has further endorsed our system by placing a multi-year order to extend our partnership. This groundbreaking development has been made possible thanks to the technological expertise of our team, and it is representative of our group's technological capabilities."

 All Weather Window(R) EVS, employs an advanced InfraRed (IR) sensor which presents an image projected on any raster video capable Head Up Display and Head Down Display, providing the pilot with a forward-looking picture overlaying the outside view in a conformal manner. The system allows the pilot to clearly view lights and ground features (such as runways, terrain, aircraft and buildings) at night and in low visibility conditions. The EVS has few training requirements and no database or infrastructure requirements. The pilots and their passengers immediately benefit from lower landing minima, improved flight safety, and increased situational awareness.

Serving 12 models of aircraft covering each of the top aircraft manufacturers in the airline and business jet industry, the EVS has secured firm orders from different customers for more than 700 systems.

The EVS won the 2003 Collier Award as a member of the Gulfstream G550 team, welcomed the FAA's new EFVS rule and won the Frost & Sullivan 2004 Technology Innovation Award.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

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For more about Elbit Systems, please visit our website at www.elbitsystems.com

Contacts

Company contact                                  IR Contacts
---------------                                  -----------
Ilan Pacholder, Corporate Secretary              Ehud Helft/Kenny Green
and VP Finance & Capital Markets

1. Elbit Systems Ltd.                            GK International

Tel:  972-4  831-6632                            Tel: 1-866-704-6710
Fax: 972-4  831- 6659                            Fax: 972-3-607-4711
pacholder@elbit.co.il                            ehud@gk-biz.com
                                                 kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.